


/ / Check this box if no longer                           U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16.  Form 4
or Form 5 obligations may                                        Washington, D.C. 20549
continue
See Instruction 1(b).                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                                        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                          Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                                 Section 30(f) of the Investment Company Act of 1940



---------------------------------------------------------------------------------------------------------------------------

1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person to
   Reporting Person*                                                         Issuer (Check all applicable)
                         LabOne, Inc.
                                                                            ___ Director       __ 10% Owner
-----------------------------------------------------------------------
(Last) (First) (Middle)   3. IRS or Social         4. Statement for         X   Officer        __ Other
                             Security                 Month/Year                (give title       (specify below)
                             Number of Reporting                                 below)
Grant II, W. Thomas          Person (Voluntary)       November 2000         Chairman of the Board of Directors, President, Chief
                                                                            Executive Officer and Class C Director.
-------------------------                         -------------------------------------------------------------------------
        (Street)                                  5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                     of Original            (Check applicable line)
                                                     (Month/Year)          X  Form filed by One Reporting
10101 Renner Boulevlard                                                       Person
                                                                          ___ Form filed by More than One
                                                                              Reporting Person
---------------------------------------------------------------------------------------------------------------------------
(City)    (State)   (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Lenexa, Kansas 66219
---------------------------------------------------------------------------------------------------------------------------
1.  Title of Security    2.  Trans-    3. Trans-    4. Securities          5.  Amount of     6. Ownership   7. Nature
    (Instr. 3)               action       action       Acquired (A)            Securities       Form:          of Indirect
                             date:        Code         or Disposed of (D)      Beneficially     Direct         Beneficial
                                          (Instr.8)    (Instr. 3, 4 and 5)     Owned at         (D) or         Ownership
                                                                               End of Mth       Indirect       (Instr. 4)
                             (Month/                                           (Instr. 3        (I)
                             Day/                                               and 4)          (Instr.4)
                             Year)
                                       ------------------------------------
                                       Code   V     Amount   (A) or  Price
                                                             (D)
---------------------------------------------------------------------------------------------------------------------------
Common Stock              11/20/00      P            5,500    A      6.125       43,220          D(1)
---------------------------------------------------------------------------------------------------------------------------
                                                                                 38,396          I               (2)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

* If the  Form  is  filed  by  more  than  one  Reporting  Person,  see instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)
                                                                                                         PAGE 1 OF 2 PAGES

(Table Continued)


                FORM 4 (continued)  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                (e.g., puts, calls, warrants, options, convertible securities)

  ==================================================================================================================================

  1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number    6.Date Exerci-   7.Title and  8.Price    9.Number    10.Owner-   11.Nature
    Deriva-     sion or    action    action    of Deriv-   sable and        Amount of    of         of Deri-     ship        of In-
    tive        Exercise   Date      Code      ative       Expiration       Underlying   Deriva-    vative       Form of     direct
    Security    Price of   (Month/   (Instr.   Securi-     Date (Month/     Securities   tive       Securi-      Deriv-      Bene-
    (Ins. 3)    Deriv-     Day/      8)        ties        Day/Year)        (Instr. 3    Security   ties Bene-   ative       ficial
                ative      Year)               Acquired                     and 4)       (Instr.    ficially     Security;   Owner-
                Security                       (A) or                                       5)      Owned at     Direct      ship
                                               Disposed                                             End of       (D) or      (Instr.
                                               of (D)                                               Month        Indirect    4)
                                               (Instr. 3,                                           (Instr.      (I)
                                               4, and 5)                                            4)           (Instr.
                                                                                                                 4)


                                   ---------------------------------------------------
                                    Code  V    (A)  (D)   Date     Expira-
                                                          Exer-    tion
                                                          cisable  Date
  ----------------------------------------------------------------------------------------------------------------------------------
  Employee       6.9375   2/10/2000   A       50,000    02/10/2005 02/10/2010  Common               152,431        D
  Stock Option                                                                 Stock .01
  Plan; Right to                                                               par value
  Buy                                                                          per share
  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ==================================================================================================================================


      Explanation of Responses: (1) Includes 25,427 shares of common stock held in an individually directed account under LabOne's 401(k) profit sharing plan, as to which Mr. Grant has sole investment power only
      (2) (a) Includes (i) 35,923 shares of common stock held by Mr. Grant as custodian for his children; and (ii) 2,473 shares owned by Mr. Grant's wife as to which Mr. Grant disclaims beneficial ownership; and
      (b) Excludes 67,500 shares held in a family trust for which Mr. Grant serves as co-trustee and in that capacity shares voting and investment powers, but has no pecuniary interest.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                  /s/ W. Thomas Grant                                         November 29, 2000
                                                  --------------------------------------------------------    -----------------
                                                  W. Thomas Grant                                             Date



Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.



                                                                                                         PAGE 2 OF 2 PAGES
